Exhibit 4.6

ADMINISTRATIVE SERVICES AGREEMENT BETWEEN
ALMADEN MINERALS LTD.

AND

ALMADEX MINERALS LIMITED

May 15,2015

Table of Contents

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation	3
1.3	Choice of Law	4
1.4	Currency	4
1.5	Attornment	4
1.6	Ambiguities	4
ARTICLE 2 APPOINTMENT AND DELEGATION		4
2.1	Appointment as Manager and Delegation: Management Services	4
2.2	Exclusivity	6
2.3	Appointment of Agents	7
ARTICLE 3 CONCERNING MANAGER; REPRESENTATIONS AND WARRANTIES		7
3.1	Standard of Care	7
3.2	Representations and Warranties	8
3.3	Liability of Manager	9
3.4	Relationship of Manager and the Managed Entity	10
3.5	Directors and Officers Liability Insurance	10
ARTICLE 4 PERSONNEL AND SHARED FACILITIES		11
4.1	Personnel Expenses	11
4.2	Use of Shared Facilities	11
ARTICLE 5 FEES AND PAYMENT		11
5.1	Budgets Relating to Services	11
5.2	Fees Payable by Managed Entity	11
5.3	Change in Services	12
5.4	Invoice	12
5.5	Payment	12
5.6	Interest	12
5.7	Proration	12
5.8	Payments in Respect of Taxes	12
5.9	Excluded Services	13
ARTICLE 6 TERM AND TERMINATION		13
6.1	Term of Agreement	13
6.2	Termination of Agreement	13
6.3	Conduct After Notice of Termination	14

Table of Contents

6.4	Conduct After Termination	14
ARTICLE 7 RECORDS AND REPORTING		15
7.1	Records and Reporting	15
7.2	Audit Right	15
7.3	Inspection Right of Manager	16
ARTICLE 8 INDEMNIFICATION		16
8.1	Indemnification of Manager	16
ARTICLE 9 CONFIDENTIALITY AND NON-SOLICITATION		17
9.1	Confidentiality	17
9.2	Injunctive Relief	18
9.3	Return of Confidential Information	19
9.4	Non-Solicitation	19
9.5	Survival	20
ARTICLE 10 FORCE MAJEURE		20
10.1	Force Majeure	20
ARTICLE 11 GENERAL PROVISIONS		21
11.1	Exchange Acceptance	21
11.2	Further Assurances	21
11.3	Assignment	21
11.4	Enurement	21
11.5	Entire Agreement	21
11.6	Notice	22
11.7	Amendment	22
11.8	Severability	22
11.9	Counterpart Execution	23
11.10	Effective Date	23
11.11	Arbitration	23

THIS ADMINISTRATIVE SERVICES AGREEMENT made effective as of the 15th  day of May, 2015.
BETWEEN:
ALMADEN MINERALS LTD., a company incorporated under the laws of the Province of British Columbia with an office at Suite 1103, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8 ("Manager")
- and -
ALMADEX MINERALS LIMITED, a company incorporated under the laws of the Province of British Columbia with an office at Suite 1103, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8 ("Managed Entity")
WHEREAS the Managed Entity requires office space, furnishings and equipment, communications facilities, accounting services, marketing services, secretarial services, and the administrative services and personnel necessary to fulfil the basic day-to-day responsibilities imposed on the Managed Entity, to carry out and ensure compliance with the requirements of a reporting issuer, and to generally carry on its business, and has no permanent staff to perform these duties;
AND WHEREAS Manager has the necessary space, equipment, personnel and expertise to provide all of the services and facilities required by the Managed Entity and the Managed Entity wishes to engage Manager to provide such services and facilities;
NOW THEREFORE, THIS AGREEMENT WITNESSETH that in consideration of the covenants herein contained and such other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the Parties), the Parties hereby agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Agreement, the following terms will have the meanings set out below unless the context otherwise requires:
"Affiliate" of a person (the "Subject Person") means any other person that directly or indirectly controls, is controlled by or is under common control with the Subject Person. For purposes of this definition, "control" of a person means (i) ownership of more than 50% of the issued shares or other equity interests of such person or (ii) the power to direct the management or policies of a person, whether through the ownership of more than 50% of the voting power of such person, through the power to appoint more than half of the members of the board of directors or similar governing body of such person, or through contractual or other arrangements;

"Annual Budget" means, in respect of any Fiscal Year, an annual budget estimating the costs, on a monthly basis, of providing the Services and access to, and use of the Personnel and assets contained in, the Shared Facilities, such budget to include a reasonable description of the method and basis for determining the costs to be allocated;
"Applicable Law" means, with respect to any person, property, transaction, event or other matter, any law, rule, statute, regulation, order, judgment, decree, treaty or other requirement having the force of law (collectively the "Law") relating or applicable to such person, property, transaction, event or other matter.  Applicable Law also includes, where appropriate, any interpretation of the Law (or any part) by any person having jurisdiction over it, or charged with its administration or interpretation;
"Confidential Information" means the confidential, secret or proprietary information of one Party or any of its Affiliates (the "Disclosing Party"), including data, technical information, financial information including prices, business information including business plans, strategies and practices, information relating to customers and prospective customers, trade secrets, know-how, methods, procedures, reports, budgets, computer tapes and other storage media, technology, files, documentation, and software of the Disclosing Party which has been or may hereafter be disclosed, directly or indirectly, to any other Party (the "Receiving Party") either orally, in writing, electronically or in any other material form or medium pursuant to and in conjunction with this Agreement, and includes all information relating to any arbitration proceeding under Section 11.11;
"Disclosing Party" has the meaning ascribed thereto in the definition of "Confidential Information" set out herein;
"Documentation" has the meaning ascribed thereto in Section 7.1;
"Exchange" means the TSX Venture Exchange and any other stock exchange which lists the Managed Entity's Securities as applicable;
"Fiscal Year" means a twelve month period proposed by the Manager and agreed to by the Managed Entity, acting reasonably;
"Force Majeure Event" has the meaning ascribed thereto in Section 10.1;
"G&A Overhead Charge" has the meaning ascribed thereto in Section 4.1;
"Governmental Authority" means any nation, federal government, province, state, municipality or other political subdivision of any of the foregoing, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

"Group Entity" means the Managed Entity and any other person that the Manager provides management services to pursuant to an agreement similar to this Agreement;
"including" means including, without limitation, and "includes" means includes, without limitation;
"Parties" means Manager and Managed Entity and "Party" means any one of them;
"Personnel" has the meaning ascribed thereto in Section 4.1;
"Receiving Party" has the meaning ascribed thereto in the definition of "Confidential Information";
"Services" has the meaning ascribed thereto in Section 2.1;
"Shared Facilities" has the meaning ascribed thereto in Section 4.2; and
"Taxes" includes all goods and services, sales, use, transfer, stamp, value added, gross receipts or excise tax or any similar taxes, fees, duties or imposts.
1.2 Interpretation
For the purposes of this Agreement, except as otherwise expressly provided:
(a)	the headings in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or interpretation;
(b)	words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders;
(c)	"this Agreement" means this Agreement, including the Schedules hereto, and not any particular Section or other subdivision, recital or Schedule hereof, as the same may, from time to time, be supplemented or amended in accordance with the terms hereof;
(d)	the words "hereof", "herein", "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision, recital or Schedule hereof;
(e)	all references in this Agreement to a designated "Section" or other subdivision, recital or "Schedule" hereof are references to the designated Section or other subdivision, recital or Schedule to, this Agreement;
(f)	a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(g)	the word "or" is not exclusive;
(h)	the word "including" is not limiting, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; and
(i)	all references to "approval", "authorization" or "consent" in this Agreement means written approval, authorization or consent, unless expressly stated to the contrary.
1.3 Choice of Law
This Agreement will be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.
1.4 Currency
In this Agreement, all amounts are stated and payable in Canadian currency.
1.5 Attornment
Subject to Section 11.11, any legal action or proceedings with respect to this Agreement shall be brought in the courts of the Province of British Columbia and the courts of appeal therefrom. Each Party hereby attorns to and accepts for itself and in respect of its assets, irrevocably and unconditionally, the jurisdiction of such courts.
1.6 Ambiguities
Each of the Parties has participated in the drafting of this Agreement and any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not apply to the interpretation of this Agreement.
ARTICLE 2
APPOINTMENT AND DELEGATION
2.1 Appointment as Manager and Delegation: Management Services
The Managed Entity hereby engages and appoints Manager as the sole and exclusive manager of the Managed Entity and delegates to Manager, and Manager hereby accepts such sole and exclusive engagement and appointment as well as the delegation of, authority to manage the assets, operations, business and administrative affairs of the Managed Entity. Manager hereby agrees to supply to the Managed Entity all services, staff and expertise as determined necessary by the Manager to properly and efficiently manage the assets, operations, business and administrative affairs of the Managed Entity. In particular, but without limitation, Manager agrees to provide, as may be required and at the specific request of the Managed Entity:

(a)	senior executive services, including, without limitation, business planning, support, guidance and policy making in respect of the Managed Entity;
(b)	board of directors and general management services in respect of the business and affairs of the Managed Entity, including providing, as requested by the Managed Entity, individuals for such board of directors and executive positions as may be required by the Managed Entity;
(c)	accounting and financial services, including coordination and management of the Managed Entity's accounting, treasury, information, income tax, reporting systems and internal controls;
(d)	cash management and investment services, including arranging, assisting and negotiating banking and financing arrangements for the Managed Entity and assisting in the preparation of financial statements and other financial reports, coordinating external audits and financial planning and budgeting;
(e)	reporting services to the Managed Entity's directors with respect to the business and affairs of the Managed Entity as may be requested by the Managed Entity's directors from time to time;
(f)	corporate secretarial services, including, without limitation, assistance with the maintenance of corporate records and minutes of meetings;
(g)	stock exchange and governmental relations services including, without limitation, assisting in the representation of the Managed Entity to the Exchange, securities commissions or other governmental and regulatory agencies;
(h)	the coordination of such audit, legal, insurance and other third party professional or non-professional services in respect of the Managed Entity as determined necessary by Manager (it being understood and agreed that the fees and expenses of third parties will be expenses of the Managed Entity);
(i)	incidental assistance with corporate communications programs, including investor relationship management, branding of the Managed Entity, and corporate brochures regarding the Managed Entity; provided that these services shall not constitute professional investor relations services under the rules of the Exchange, if applicable, or other securities regulatory policies;
(j)	information technology services, including updating and maintenance of the Managed Entity's website;
(k)	the coordination of risk management services including, without limitation, risk assessment, evaluation of insurance coverages, negotiation with insurance brokers, carriers and underwriters and processing and administration of insurance claims and including loss prevention services, health and safety advisory services and property risk management;

(l)	negotiation, on behalf of and in the name of the Managed Entity, of agreements with the Managed Entity's customers and other material contracts with third parties necessary for the proper operation of business and assets of the Managed Entity, including with respect to the items listed in this Section 2.1;
(m)	human resources and staffing services including, without limitation, advisory and administration services relating to employee hiring, employee relations, compensation programs, employee benefit programs and personnel and industrial relations matters;
(n)	assessment, negotiation and implementation, on behalf of and in the name of the Managed Entity, of major acquisitions and sales of subsidiaries, businesses or assets;
(o)	the preparation and filing of all required tax returns for the Managed Entity and reports to governmental and regulatory agencies in compliance with all statutory regulations;
(p)	the co-ordination and submission, on behalf of and in the name of the Managed Entity, of applications for all necessary permits, licenses or other required approvals from Governmental Authorities;
(q)	the management of the defence and prosecution of litigation and other legal services furnished by independent counsel and providing advice and recommendations with respect thereto;
(r)	oversight of joint ventures, options and similar arrangements, on behalf of and in the name of the Managed Entity, including representation by the Manager's personnel on technical or management committees;
(s)	the management of community relations and communications with the various stakeholders including local communities and municipalities, aboriginal groups, ejidos and requisite government agencies and departments; and
(t)	such other executive functions in connection with the management of the business and affairs of the Managed Entity as determined necessary or advisable by Manager,
(collectively, the "Services").
2.2 Exclusivity
The Managed Entity shall not engage or appoint any person other than the Manager to manage the Managed Entity or its assets, operations, business or administrative affairs, without the written prior consent of the Manager.

2.3 Appointment of Agents
(a)	Notwithstanding that the Managed Entity has engaged and appointed the Manager as the sole and exclusive manager of the Managed Entity pursuant to Section 2.1, Manager shall have the right to provide the Services, or any part thereof, through agents, affiliates or independent contractors; provided that Manager shall ensure that such agents, affiliates or independent contractors comply with the terms and conditions of this Agreement that are relevant to the performance of their assigned tasks. Manager shall ensure that such agents, affiliates or independent contractors contractually are legally responsible for their conduct under the standards applicable to Manager pursuant to this Agreement.
(b)	Manager may rely and act upon information or advice received from advisors, accountants, legal counsel and others, provided Manager satisfies the standard of care described in Section 3.1 in relying and acting upon information received from such person.
ARTICLE 3
CONCERNING MANAGER; REPRESENTATIONS AND WARRANTIES
3.1 Standard of Care
Manager shall provide the Services in a proper, workmanlike and efficient manner, in accordance with accepted mining industry and other relevant professional standards, practices and applicable laws, and shall exercise that degree of care, and skill that a reasonably prudent person would exercise in comparable circumstances.  The Manager shall not be in breach of its standard of care if its inability or failure to perform results from the actions of the Managed Entity or the failure of the Managed Entity to perform acts or to contribute amounts required of it by this Agreement.
For greater certainty, the foregoing standard of care by the Manager is qualified as follows:
(a)	Manager shall not provide any services in respect of which a registration of the Manager in any capacity would be required under applicable securities laws or other Applicable Laws;
(b)	the Managed Entity acknowledges that although during the course of providing the Services, Manager may provide the Managed Entity assistance with tax, accounting or legal matters, but the Managed Entity shall not be relying on Manager for professional advice or opinions on tax, accounting or legal matters;
(c)	the Managed Entity specifically acknowledges Manager shall at no time provide the Managed Entity with any tax or accounting advice, opinion, analysis or similar services; and
(d)	the Managed Entity specifically acknowledges Manager shall at no time provide the Managed Entity with any professional legal advice, opinion, analysis or similar services, including with respect to the interpretation or enforcement of any rights, obligations, duties or remedies that the Managed Entity may have in any matter and that any communication between the Managed Entity and Manager shall not necessarily be considered to be legally privileged.

3.2 Representations and Warranties
(a)	Manager represents and warrants to the Managed Entity, and acknowledges that the Managed Entity is relying thereon, that:
(i)	it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and capacity to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of Manager enforceable against it in accordance with its terms except that:
(A)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally;
(B)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of an arbitrator or any court having jurisdiction; and
(C)	a court may stay proceedings before them by virtue of equitable or statutory powers.
(ii)	neither the execution of this Agreement nor the provision of Services hereunder conflict with, result in a breach of or accelerate the performance required by any agreement to which it, or any of its Affiliates, is a party;
(iii)	neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its, or any of its Affiliates constating documents; and
(iv)	its articles permit the delegation of authority to manage the assets, operations, business and administrative affairs of the Managed Entity to the Manager pursuant to Section 2.1.
(b)	Managed Entity represents and warrants to the Manager, and acknowledges that Manager is relying thereon, that:
(i)	it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and capacity to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of Managed Entity enforceable against it in accordance with its terms except that:

(A)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally;
(B)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of an arbitrator or any court having jurisdiction; and
(C)	a court may stay proceedings before them by virtue of equitable or statutory powers.
(ii)	neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party; and
(iii)	neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents.
3.3 Liability of Manager
Manager shall not be liable for any error of judgment or for any loss suffered by the Managed Entity in connection with the matters to which this Agreement relates, except a loss resulting from fraud, wilful misconduct or Gross Negligence.  For purposes of this Agreement "Gross Negligence" means any wanton or reckless act or omission not justified by any special circumstances as amounts to a wilful and utter disregard for harmful and avoidable consequences, but shall not include any act or omission of an Manager done or omitted to be done, if resulting from:
(a)	the direction of, or with the knowledge and concurrence, of the Managed Entity; or
(b)	an action taken in good faith by an Manager to protect life, health or property.
Notwithstanding anything herein contained to the contrary, in no event whatsoever will the Manager, its directors, officers, employees, agents, contractors or affiliates, be liable for any claim for:
(i)	punitive, exemplary or aggravated damages of any kind;
(ii)	damages for loss of profits or revenue, decline in earnings, decline in production, loss of opportunities, or loss of goodwill;

(iii)	indirect or consequential losses or any other indirect damages or loss;
(iv)	contribution, indemnity or set-off in respect of any claims against the Managed Entity by any third party; or
(v)	any damages whatsoever relating to interruption, delays, errors or omissions.
(vi)	Notwithstanding the provisions of any legislation in Canada or otherwise and whether or not advised of the possibility of those damages.
Without limiting the generality of the above Sections 3.3(a)-(b) and 3.3(i)-(vi), the maximum total liability of the Manager, and its suppliers, directors, officers, agents, representatives, shareholders and employees, for any claim whatsoever, under any circumstances, regardless of the cause of action and including without limitation claims for breach of contract, tort, negligence or otherwise, and the Managed Entity's sole remedy therefore, shall be strictly limited to an award not to exceed the greater of:
(x)	$500,000; and
(y)	the amount of fees actually paid by the Managed Entity to the Manager under the terms of this Agreement during the six (6) months prior to the date that the claim arose.
3.4 Relationship of Manager and the Managed Entity
(a)	The provision by Manager of the Services under this Agreement shall be strictly as an independent contractor. Nothing contained in this Agreement shall create or imply any agency relationship among or between any of the Parties or any of their Affiliates, nor shall this Agreement be deemed to constitute a joint venture or partnership between the Parties or any of their Affiliates, nor shall this Agreement create any fiduciary relationship between the Parties or any of their Affiliates.
(b)	Unless otherwise agreed to between the Managed Entity and Manager, any directors, officers, consultants or employees of Manager or its Affiliates who are also directors, officers, consultants or employees of the Managed Entity or any of their Affiliates shall be paid by the Manager for serving in such capacity and shall not receive any remuneration from the Managed Entity therefore, except for stock options or other share based compensation granted by the Managed Entity in its sole discretion.
3.5 Directors and Officers Liability Insurance
During the term of this Agreement, the Managed Entity shall at all times maintain in good standing a Directors and Officers liability insurance with coverage acceptable to the directors and officers provided by the Manager.

ARTICLE 4
PERSONNEL AND SHARED FACILITIES
4.1 Personnel Expenses
The Managed Entity shall have access to and use of the services by the personnel set out in Schedule 4.1 (the "Personnel").  The allocation of costs for the Personnel to the Managed Entity shall be thirty percent (30%) of the Manager's actual monthly costs of the Personnel's fees and/or wages, as applicable ("Personnel Expenses").
4.2 Use of Shared Facilities
The Managed Entity shall have access to, and use of the assets contained in, the facilities set out on Schedule 4.2 (the "Shared Facilities").  The allocation of costs for the Shared Facilities to the Managed Entity shall be thirty percent (30%) of the Manager's actual monthly costs of rent for the Shared Facilities (the "G&A Overhead Charge").
ARTICLE 5
FEES AND PAYMENT
5.1 Budgets Relating to Services
Manager shall prepare and deliver to the Managed Entity an Annual Budget.  In the event that Manager anticipates that the total annual costs of providing the Services during the Fiscal Year will exceed the costs outlined in an Annual Budget by greater than twenty percent (20%), Manager shall use commercially reasonable efforts to inform the Managed Entity of such increased costs as soon as the Manager is aware of such increased cost. Any additional cost shall be allocated in the same manner and on the same basis as costs for similar line items have been allocated in the Annual Budget for that Fiscal Year. Notwithstanding the foregoing, Manager shall not be required to itself bear the cost of any material departures from the Annual Budget. Nothing contained in this Agreement shall oblige Manager, in the absence of express agreement to the contrary, to incur any indebtedness for or on behalf of, or advance any credit to the Managed Entity.
5.2 Fees Payable by Managed Entity
Fees payable to the Manager by the Managed Entity will consist of the following components:
(a)	the Personnel Expenses;
(b)	the G&A Overhead Charge; and
(c)	other reasonable services and costs that may be incurred by Manager on behalf of the Managed Entity and approved by the Managed Entity.

5.3 Change in Services
In the event that the Managed Entity determines during a Fiscal Year, following the delivery of an Annual Budget, that it requires any change in the Services it receives, the Managed Entity shall provide notice to Manager and the quantity and level of Services shall be changed as agreed between the Parties, acting reasonably. The costs of such change shall be (i) determined in the same manner and on the same basis as in the Annual Budget, and (ii) allocated to, and paid by, the Managed Entity, unless otherwise agreed by the Parties.  The quantity and level of Services provided at the end of a Fiscal Year shall form the basis of the quantity and level of Services to be included in the Annual Budget for the following Fiscal Year, unless otherwise agreed to in writing by the Parties.  Manager cannot materially change the quantity or level of Services provided to the Managed Entity pursuant to an Annual Budget without the prior written consent of the Managed Entity.
5.4 Invoice
Invoices will be issued by Manager to the Managed Entity on a monthly basis.
5.5 Payment
The Managed Entity shall pay each invoice delivered pursuant to Section 5.4 within ten (10) days of receipt. The Managed Entity also agrees to advance funds against written cash calls (in the form of invoices) for reasonably immediate expenditure requirements of Manager (such as to pay for or secure services, to secure contractors, deposits and the like) and to honour all agreements which Manager enters into in good faith on behalf of the Managed Entity with third parties in the course of performing the Services.
Manager shall provide the Managed Entity with such further information as it may reasonably request in relation to any amount shown on any invoices delivered in accordance with this Section 5.5, including reasonably satisfactory evidence of any reimbursable costs and expenses.
5.6 Interest
If either Party defaults in the payment when due of any sum payable under this Agreement (howsoever determined) the liability of such Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at the rate of eight percent (8%) per annum.  Such interest shall accrue from day to day.
5.7 Proration
All fees payable under this Agreement shall be computed on a calendar month basis and shall be prorated for any partial month.
5.8 Payments in Respect of Taxes
The amounts to be billed by Manager for the Services and third party costs under this Agreement may be subject to GST, HST or other general sales tax, value added tax or any like service or sales tax or withholding tax which may be payable from time to time. All amounts payable under this Agreement shall be paid by the Managed Entity free and clear of any deductions or claims for set-offs, including for withholding taxes. If any amounts are required to be withheld by Applicable Law, the Managed Entity shall be obliged to pay an additional amount over the amount invoiced as shall leave Manager receiving the same net amount as the Manager invoiced the Managed Entity for.  Any such additional amount paid for withholding by the Managed Entity shall be refunded if recovered by Manager and Manager shall promptly apply to recover or reduce any such withholding amounts.

5.9 Excluded Services
Services provided by the Manager are described in Section 2.1.  The following is a non-inclusive listing of services and costs that are not included in the services provided by the Manager: external legal, audit, IT, insurance, filing fees, regulatory fees, property maintenance fees, travel, interest and bank charges, costs related to raising capital, registrar and transfer agency fees, proxy solicitation fees, costs related to business (including office supplies) and property acquisitions.  However, if Manager pays for any of these costs on behalf of the Managed Entity, these costs will be invoiced by Manager and the Managed Entity will reimburse Manager for these costs plus the G&A Overhead Charge.
ARTICLE 6
TERM AND TERMINATION
6.1 Term of Agreement
The term of this Agreement shall commence on the date hereof and shall continue for a five (5) year term with subsequent automatic one (1) year renewal terms, unless terminated pursuant to Section 6.2 hereof.
6.2 Termination of Agreement
(a)	This Agreement may be terminated by either Party giving at least six (6) months written notice prior to the expiry of the term of this Agreement (or such shorter period as the Parties may mutually agree upon in writing) to the other Party of termination. On the giving of such notice by the Managed Entity, or at any time thereafter, either Party shall have the right to elect to immediately terminate the Manager's engagement, and upon such election, the Managed Entity shall pay to the Manager a lump sum equal to the average monthly fees for four (4) months. The average monthly fees shall be calculated over the twelve (12) months prior to the notice of termination, provided that if this Agreement has not been in existence for twelve (12) months at the time of notice of termination, then the average monthly fees shall be calculated over the period of time that this Agreement has been in existence.
(b)	This Agreement may be terminated immediately by the Managed Entity in the event of the commission by Manager of any fraudulent act.

(c)	This Agreement may be terminated immediately by either Party where a winding-up, liquidation, dissolution, bankruptcy, sale of substantially all assets, sale of business or insolvency proceeding have been commenced or are being contemplated by the other Party.
(d)	Upon termination of this Agreement, stock options granted by the Managed Entity to executive officers, directors and other Manager personnel provided by the Manager will vest and expire in accordance with the Managed Entity's stock option plan.
6.3 Conduct After Notice of Termination
From the time of receipt of notice of termination of this Agreement:
(a)	Manager shall not enter into any new arrangements or agreements on behalf of the Managed Entity (unless already legally committed to do so) without the Managed Entity's prior consent, such consent not to be unreasonably withheld; and
(b)	notwithstanding any termination of this Agreement, the Managed Entity shall continue to be bound by any agreements:
(i)	contracted for on its behalf by Manager prior to Manager's receipt of notice of termination; or
(ii)	contracted for on its behalf by Manager after Manager's receipt of notice of termination with the Managed Entity's prior written consent.
6.4 Conduct After Termination
From the effective date of termination of this Agreement:
(a)	agreements or obligations which have been executed or incurred by Manager in connection with or related to Services provided to the Managed Entity shall be assigned over to the Managed Entity and the Managed Entity shall indemnify Manager in connection with the due performance of such agreements;
(b)	the Managed Entity shall cease to use Manager's premises, facilities, equipment, phone numbers and any other items that are the property of Manager and shall make arrangements for the orderly transition of the Services by advice letter to Manager;
(c)	Manager shall be the sole and exclusive owner of the business contacts and investor database maintained by Manager; and
(d)	Manager shall furnish to the Managed Entity at Managed Entity's cost within sixty (60) days of the effective date of termination (provided that the Managed Entity has paid all outstanding or potential future fees, costs and expenses of the Manager hereunder) all books, records, electronic data and other information pertaining to the Managed Entity, together with all other materials pertaining to the Managed Entity in its possession, at Managed Entity's cost. For a period of six (6) years following the effective date of the termination of this Agreement, Manager shall provide the Managed Entity and any successor manager of the Managed Entity with any information from its records that the Managed Entity may reasonably require and the Manager shall be reimbursed for its reasonable costs and expenses thereof.

ARTICLE 7
RECORDS AND REPORTING
7.1 Records and Reporting
Manager shall maintain, at all times, copies of all records related to the Services and the fees invoiced to the Managed Entity for such Services (collectively, "Documentation").  Manager will retain such Documentation for not less than seven (7) years from the date of its creation. Manager shall prepare such other reports detailing amounts invoiced to the Managed Entity hereunder as may be reasonably required by the Managed Entity from time to time.
7.2 Audit Right
(a)	Upon reasonable notice from the Managed Entity, Manager shall provide to the Managed Entity's external auditors and such other persons as the Parties may agree upon in writing, from time to time, access to Manager's locations during normal business hours for the purposes of performing audits of the Manager's performance of the Services under this Agreement, including access to:
(i)	the parts of the Shared Facilities at or from which Manager is providing the Services;
(ii)	the Personnel who are providing the Services;
(iii)	all Documentation relating to the Services;
(iv)	all physical assets that belong to or are charged to the Managed Entity.
Manager shall provide full co-operation and assistance to any such entity exercising the right of audit hereunder as may reasonably be required. Nothing in this Agreement shall be deemed to allow the Managed Entity's external auditors or any other person automatic access to legally privileged documents. Any audit conducted on behalf of the Managed Entity shall not interfere with Manager's operations.
(b)	The Managed Entity shall be responsible for any additional costs or expenses reasonably incurred by Manager in connection with any audits conducted as provided for pursuant to this Section 7.2.

(c)	All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three (3) months after receipt of the audit, or they shall be deemed waived.
(d)	The Managed Entity's external auditors or other persons shall not have the right to audit records and accounts of the Manager relating to Services more than twenty-four (24) months after the end of such Fiscal Year in which such Services were provided.
7.3 Inspection Right of Manager
For the sole purpose of enabling Manager to perform the Services and only to the extent required to enable such performance, the Managed Entity shall allow Manager, its employees and authorized agents' reasonable access to the Managed Entity's properties, business premises and business records upon reasonable notice to the Managed Entity.  The Managed Entity shall ensure that its employees, and any contractors, consultants, advisors or auditors engaged by it, co-operate fully with Manager in its performance of the Services.  Nothing in this Agreement shall be deemed to allow Manager automatic access to legally privileged documents.
ARTICLE 8
INDEMNIFICATION
8.1 Indemnification of Manager
Manager (and each of its Affiliates, directors, officers, employees, consultants, agents and shareholders) (each an "Indemnified Party") shall be indemnified and saved harmless by the Managed Entity from and against all liabilities and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel fees), reasonably incurred in connection with any action, suit or proceeding to which an Indemnified Party may hereafter be made a party by reason of the Manager providing Services hereunder to the Managed Entity provided that Manager shall not be finally adjudged in such action, suit or proceeding as liable for or guilty of fraud, wilful misconduct, or Gross Negligence, in relation to the matter or matters in respect of which indemnification is claimed.
For purposes of the preceding paragraph: (i) "action, suit or proceeding" shall include every action, suit or proceeding, civil, criminal or other; (ii) the right of indemnification conferred thereby shall extend to any threatened action, suit or proceeding and the failure to institute it shall be deemed its final determination; and (iii) advances must be made by the Managed Entity against costs, expenses and fees incurred in respect of the matter or matters as to which indemnification is claimed, provided that Manager or other indemnified Party receiving such advance agrees to repay to the Managed Entity any amounts so advanced if the Managed Entity is finally adjudged in such action, suit or proceeding as liable for or guilty of fraud, wilful misconduct, or Gross Negligence in relation to the matter or matters in respect of which indemnification is claimed. The foregoing right of indemnification shall not be exclusive of any other rights to which Manager may be entitled as a matter of law or which may be lawfully granted to Manager.

The Indemnified Party shall give the Managed Entity prompt written notice of any such action, suit or proceeding of which the Indemnified Party has knowledge and the Managed Entity shall undertake the investigation and defence thereof on behalf of the Indemnified Party, including employment of counsel acceptable to such Indemnified Party, and make payment of all expenses.
No admission of liability and no settlement of any action, suit or proceeding shall be made without the consent of the Managed Entity and the Indemnified Parties affected, such consent not to be unreasonably withheld.
Notwithstanding that the Managed Entity shall undertake the investigation and defence of any action, suit or proceeding, an Indemnified Party shall have the right to employ separate counsel in any such action, suit or proceeding and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:
(a)	employment of such counsel has been authorised by the Managed Entity;
(b)	the Managed Entity has not assumed the defence of the action, suit or proceeding within a reasonable period of time after receiving notice thereof;
(c)	the named parties to any such action, suit or proceeding include both the Managed Entity and the Indemnified Party and the Indemnified Party shall have been advised by counsel that there may be a conflict of interest between the Managed Entity and the Indemnified Party; or
(d)	there are one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Managed Entity.
It is the intention of the Managed Entity to constitute Manager as trustee for the other under this Section 8.1 and Manager agrees to accept such trust and to hold and enforce such covenants on behalf of Indemnified Parties.
Each of the Managed Entity and Manager shall use their reasonable commercial endeavours to ensure that the relevant policies of insurance maintained by them contain waivers of subrogation as against one another.
The provisions of Article 8 shall survive termination of this Agreement.
ARTICLE 9
CONFIDENTIALITY AND NON-SOLICITATION
9.1 Confidentiality
Each Party shall use the Confidential Information of the other Party only for the purposes contemplated by this Agreement.  The Receiving Party shall use commercially reasonable efforts to ensure that the Confidential Information of a Disclosing Party is not used, disclosed, published, released, transferred or otherwise made available in any form to, for the use or benefit of, any person (other than its Affiliates) except as provided in this Article 9, without such Disclosing Party's approval, which may be unreasonably withheld. Each Receiving Party shall, however, be permitted to disclose relevant aspects of a Disclosing Party's Confidential Information to its officers and employees, and to the officers and employees of its Affiliates, to the extent that such disclosure is reasonably necessary for the performance of its duties and obligations under this Agreement; provided, however, that such Party shall take all commercially reasonable measures to ensure that Confidential Information of another Party is not disclosed or duplicated in contravention of the provisions of this Agreement by such officers and employees and such officers and employees are familiar with the requirements of this Article 9. A Receiving Party shall also be permitted to disclose relevant aspects of a Disclosing Party's Confidential Information to its directors, professional advisors, subcontractors, suppliers and agents on such terms which are reasonable considering the sensitivity of the Confidential Information, legal requirements and the identity of the disclosee, which terms shall at least include the requirements set forth in this Section 9.1. The obligations in this Article 9 shall not restrict any disclosure by any Receiving Party pursuant to:

(1)	any Applicable Law;
(2)	by order of any court of competent jurisdiction or Governmental Authority;
(3)	disclosure as is required in the course of arbitral or judicial proceedings to enforce rights or remedies under this Agreement, providing that the Receiving Party has taken all reasonable steps to obtain an arbitral or judicial order to close such proceedings and files relating to such information to all Persons other than the parties thereto, unless such process has been waived in writing by the Party whose Confidential Information is to be disclosed, provided that the Receiving Party shall endeavour to give prompt notice to the Disclosing Party of any such requirement to disclose.
For greater certainty, for purposes of this Article 9, Confidential Information does not include information that is demonstrated by the Receiving Party to have been:
(a)	at any time part of the public domain, other than by reason of the Receiving Party's failure to comply with the terms hereof;
(b)	lawfully obtained by the Receiving Party's from a third party who is, to the best of the knowledge of the Receiving Party, not under an obligation of confidentiality with respect to such Information;
(c)	in the Recipient's possession prior to the date the same Information is obtained hereunder; or
(d)	ascertained or developed independently by the Recipient without reference to the Information obtained hereunder.
9.2 Injunctive Relief
Each Receiving Party recognizes that its unauthorized disclosure of Confidential Information of a Disclosing Party may give rise to irreparable injury to the Disclosing Party and acknowledges that remedies other than injunctive relief may not be adequate.  Accordingly, each Party has the right to seek equitable and injunctive relief on an interim and interlocutory basis in any court of competent jurisdiction to prevent the unauthorized possession, use, or disclosure or knowledge of any Confidential Information of that Party, as well as to such damages or other relief as is occasioned by such unauthorized possession, use, disclosure or knowledge.

9.3 Return of Confidential Information
Each Party shall:
(a)	at the request of the Disclosing Party at any time;
(b)	after the Receiving Party's need for it has expired; or
(c)	in connection with the termination of this Agreement, whether in whole or in part, promptly return to the Disclosing Party, or use all commercially reasonable efforts to erase and destroy, all of the Confidential Information of the Disclosing Party in possession or control or such portion of it as has been requested by the Disclosing Party; provided that the Receiving Party shall only be required to use reasonable efforts to return or destroy any Confidential Information stored electronically, and the Receiving Party shall not be required to return or destroy any electronic copy of Confidential Information created pursuant to its standard electronic backup and archival procedures, provided further that: (i) personnel whose functions are not primarily information technology in nature do not access such retained copies; and (ii) personnel whose functions are primarily information technology in nature access such copies only as reasonably necessary for the performance of their information technology duties (e.g., for purposes of system recovery). Notwithstanding the foregoing provisions of this Section 9.3(c), the Receiving Party may retain: (x) a list of all Confidential Information so as to be able to identify the nature of the Confidential Information that the Receiving Party has returned or destroyed; provided, however, that a copy of such list is provided to the Disclosing Party contemporaneously with the return or destruction of such Confidential Information; and (y) any Confidential Information referred to in minutes of a meeting of the Receiving Party's board of directors or a committee thereof.
9.4 Non-Solicitation
Except with the prior written permission of the Manager, neither the Managed Entity, nor any of its representatives, will solicit or cause to be solicited, for employment or consulting engagement with the Managed Entity or its affiliates, any employee of the Manger or any person who performs functions on behalf of the Manager that are similar to those ordinarily performed by employees. For the purposes of this section, solicitation shall not include solicitation of employees where such solicitation is solely through advertising in periodicals of general circulation, the internet or an employee search firm on behalf of a party or its representatives, so long as the party or its representative did not direct or encourage such search firm to solicit a specifically named employee of the Manager.

9.5 Survival
This Article 9 shall survive the termination or expiry of this Agreement for a period of two years from the date of such termination or expiry.
ARTICLE 10
FORCE MAJEURE
10.1 Force Majeure
(a)	Neither Party shall be liable for a failure or delay in the performance of its obligations pursuant to this Agreement, provided that such failure or delay is caused, directly or indirectly, by fire, flood, earthquake, elements of nature or acts of God, acts of war, terrorism, riots, civil disorders, rebellions or revolutions, or strikes, lock outs or labour disruptions, acts of any Governmental Authorities having jurisdiction, the issuance or promulgation of any Applicable Law, inability to obtain or delays by a Governmental Authority in granting or issuing any necessary license, permit or authorization, actions or interference by local communities, aboriginal peoples or non-governmental organizations, interruptions or shortages of labour, transportation, fuel, electricity, materials, machinery, equipment or parts, or any other causes beyond the reasonable control of such Party, whether or not similar to the foregoing list of causes (each, a "Force Majeure Event"). Lack of funds or finances shall not be a Force Majeure Event. Upon the occurrence of a Force Majeure Event, the affected Party shall promptly deliver notice to the other Party of the Force Majeure Event, particulars of the suspension of performance and the expected duration thereof. Thereafter, the affected Party shall, except as set out in Section 10.1(c), be excused from any further performance of those of its obligations pursuant to this Agreement affected by the Force Majeure Event only for so long as:
(i)	such Force Majeure Event continues and for so long thereafter as such Party may reasonably require to alleviate the effect of the Force Majeure Event;
(ii)	the affected Party continues to use commercially reasonable efforts to recommence performance whenever and to whatever extent possible without delay; and
(iii)	the affected Party provides written updates to the other Party at reasonable intervals as to the status of the Force Majeure Event, efforts to alleviate the effect of the Force Majeure Event, efforts to recommence performance and the expected duration of the Force Majeure Event.
(b)	If a Force Majeure Event prevents, or in all likelihood will prevent, Manager from providing all or part of a Service, the Managed Entity may at its option, procure any affected Service or portion thereof from alternate sources until Manager is again able to provide such Service. Manager shall not be required to compensate the Managed Entity for any costs and expenses relating to the services obtained from such alternate sources.

(c)	Upon the occurrence of a Force Majeure Event, Managed Entity shall not be excused from its obligation to pay the fee for the services; provided, however, that if Section 10.1(b) is applicable, the Parties agree that the fees payable hereunder shall be equitably reduced to reflect Services not received by the Managed Entity from Manager during the duration of the Force Majeure Event.
ARTICLE 11
GENERAL PROVISIONS
11.1 Exchange Acceptance
This Agreement may be subject to the acceptance for filing thereof by the Exchange on which the Managed Entity's shares are listed for trading. If this Agreement is not accepted for filing by the Exchange, the Parties will forthwith negotiate such amendments to this Agreement as may be necessary to secure such acceptance for filing.   If such amendments cannot be mutually agreed upon, then either party may, by notice to the other, terminate this Agreement, provided that in such case all amounts owing for Services pursuant to Section 2.1 incurred prior to the date of such termination will be a debt of the Managed Entity owing to Manager and due and payable forthwith.
11.2 Further Assurances
A Party shall, upon request of the other Party, execute and deliver or cause to be executed and delivered all such documents, deeds and other instruments of further assurance and do or cause to be done all such acts and things as may be reasonably necessary or advisable to implement and give full effect to the provisions of this Agreement.
11.3 Assignment
This Agreement shall not be assigned by the Managed Entity without the prior written consent of Manager. Upon notice to the Managed Entity, Manager may transfer or assign any and all rights granted hereunder to any of its successors or Affiliates.
11.4 Enurement
This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.
11.5 Entire Agreement

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes and replaces all prior understandings, agreements, negotiations or discussions, whether written or oral, between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understanding, express or implied, between the Parties other than those expressly set forth in this Agreement.
11.6 Notice
Any notice required or permitted to be given hereunder shall be in writing and shall be properly given, if delivered personally, or by mail or by facsimile or other similar form of communication addressed:
(a)	to the Managed Entity at:
ALMADEX MINERALS LIMITED
 Suite 1103, 750 West Pender Street
Vancouver, British Columbia
V6C 2T8
Attention:   Morgan Poliquin
Facsimile No.:   (604) 689-7645
(b)	to Manager at:
ALMADEN MINERALS LTD.
Suite 1103, 750 West Pender Street
Vancouver, British Columbia
V6C 2T8
Attention:   Morgan Poliquin
Facsimile No.:   (604) 689-7645
Any notice, direction or other instrument given as aforesaid shall be deemed to have been effectively given, if sent by facsimile or other similar form of telecommunications on the next business day following such transmission or, if delivered, to have been received on the date of such delivery or, if mailed, to have been received seven days after the mailing thereof. Either Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address.
11.7 Amendment
This Agreement may not be amended, changed, supplemented or otherwise modified in any respect except by written instrument executed by the Parties hereto or their respective successors or permitted assigns.
11.8 Severability
Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

11.9 Counterpart Execution
This Agreement may be executed by facsimile or other electronic means and in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.
11.10 Effective Date
Notwithstanding the date or dates upon which this Agreement is executed by either Party, this Agreement shall be in full force and effect between the Parties effective as of and from the date first above written.
11.11 Arbitration
All disputes arising out of or in connection with this Agreement or in respect of any legal relationship associated therewith or derived therefrom shall be referred to and finally resolved by arbitration administered by the International Centre for Dispute Resolution (the "ICDR") under its International Arbitration Rules (the "Rules"). Upon referral of a dispute to arbitration, the Parties will endeavor to agree on the appointment of a sole arbitrator, failing which the arbitrator will be appointed in accordance with the ICDR Rules. The place of the arbitration shall be Vancouver, British Columbia. The language of the arbitration shall be English.

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date and year first above written.
ALMADEN MINERALS LTD.
Per: Name: Morgan Poliquin Title: CEO & President

ALMADEN MINERALS LIMITED
Per: Name: Morgan Poliquin Title: CEO & President

SCHEDULE 4.1
Monthly Cost of the Personnel
The following are the Manager's actual monthly costs of the Personnel as at the date of this Agreement:
Position	Monthly Cost
Chairman of the Board of Directors	$6,000
President and Chief Executive Officer	$6,625
Vice President of Corporate Development	$4,375
Chief Financial Officer	$4,625
Senior Geologist	$2,500
Accounting/Admin/Marketing Support	$5,670

SCHEDULE 4.2
Shared Facilities
1. The following is the physical address of the Shared Facilities
Suite 1103 – 750 West Pender Street
Vancouver, British Columbia
V6C 2T8